Mail Stop 3561

June 2, 2008

William Patridge
Chief Executive Officer and President
ecoSolutions Intl
295 East Main Street
Suite 1
Ashland, Oregon 97520

   Re: ecoSolutions Intl
     Form 10
     Filed May 7, 2008
     File No. 000-53225

Dear Mr. Patridge:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Disclosure Regarding Forward-Looking Statements, page 3

2.   Please remove the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 or tell us how you think it applies to the company. Section 21E is only available to companies who are currently subject to the reporting requirements of the Securities Exchange Act of 1934.

Item 1. Business, page 4

3.   Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting all of the statements you make about the plastic and bioplastics industry throughout the Form 10. For example, under "Organizational History" on page four, you indicate that there are 350 billion pounds of plastics produced annually and that the industry has a 5% annual growth rate. Under "Overview of Plastics Market" on page five, please provide marked materials from Worldwatch.org to support the statistics you cite and for the pricing information in the last paragraph. In addition, please provide support for the claims regarding toxic additives in PVC, PET and global warming on page six. Please note that these are only examples. Please provide support for all of the third party data in the Form 10.

Organizational History, page 4

4.   Consider expanding upon your expanded line of business here otherwise readers are not made aware of the products you intend to sell until page 11. Your only reference to your expanded line of business is in the bottom paragraph on page four, where you state that you are transitioning to "competitive premium priced products that are environmentally attractive alternatives to more toxic and damaging materials…;" please go into additional detail, if only briefly, about what those products constitute.

Bioplastics, page 7

5.   Please provide support for the statement that "major players in the industry are loath to disclose income" and that "industry sources believe bioplastics occupy but a small niche in the global plastics market, which totals $250 billion and produces 350 billion pounds a year."

Business Strategy, page 8

6.   Please provide support for the statement in the first paragraph on page nine that "PVC has been declared to be the equivalent of public enemy number one for many manufacturers." Please also elaborate upon why "the practical applications of bioplastics are limited and the returns are several years away."

7.   You mention that the alternatives to conventional plastics that you plan to market are not strictly classified as bioplastics. Please revise to explain what aspects of them do not allow them to be classified as bioplastics. Specifically, state here whether you intend to produce any products that could be classified as bioplastics, outside of grocery bags.

8.   Here or in your discussion of Principal Products, please revise to specifically state what kind of products you intend to sell, whether classified as plastic alternatives or as bioplastics and to whom you intend to sell them. You indicate that your products come in an "endless array of applications" but this statement is not helpful to a reader in order to understand what you will be producing. Please also revise your discussion under "Market" to provide more detail around your statement that your core markets include "nearly every manufacturing industry." Finally, please also revise your discussion under "Opportunities for Branding" to describe the prospective customers you state will be seeking out your products and how you intend to initiate contact with them.

9.   Please expand the disclosure in the third full paragraph on page ten to explain how the company intends to transition out of the wood flooring business and how long such transition is expected to take. If you expect this transition to be prolonged, please revise your discussion here to elaborate upon this line of business as well.

10.   Also, we note that you provide management services for your President's company, Patridge & Company. Please discuss what services you provide and whether you intend to continue with this line of business as a source of revenues.

Business Model, page 11

11.   Please provide support for the statement that your inventory practices are "world-class."

Principal Products, page 11

12.   Please revise to give an example of the uses of your ecoPlastic and ecoFoam. If you have already started generating sales from these products, at the very least, give examples of the types of products that have been sold in these categories.

13.   Elaborate upon the source of your products. We note your discussion of the distribution agreements you have entered into under "Recent Developments" but you do not discuss the source of your products in the context of your business operations or the terms of such arrangements. Also, clarify whether you are dependent upon a particular source for your products; we note your risk factor disclosure on page 15 states that you "presently utilize various suppliers for your products."

Intellectual Property, page 12

14.   Clarify whether the manner of creating ecoPlastic and ecoFoam products has been patented in the United States. We note your indication on page 9 that the Asian

manufacturing company that you have an exclusive sales agreement with for North America "has patents related to production of these eco-friendly non-PVC pellets and foam," but it is not clear in what jurisdiction these patents are held.

Recent Developments, page 13

15.   In your next amendment, please file the distribution agreements and the master vendor agreement as exhibits.

16.   In an appropriate place in the Form 10, please provide the information required by Item 101(h)(5) of Regulation S-K.

Item 1A. Risk Factors, page 14

17.   Please revise the sub-heading for each risk factor to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "We will incur increased costs as a result of becoming a reporting company," "Our bylaws provide for our indemnification of our officers and directors," and "We are unlikely to pay dividends on our common stock in the foreseeable future." Please revise this section throughout to succinctly state in your subheadings the risks that result from the facts or uncertainties.

18.   Please expand the second risk factor on page 14 to disclose that your accountants have issued a "going concern" opinion and whether you believe you have sufficient capital resources to continue operations for the next 12 months. In addition, please expand the last risk factor on page 14 to discuss how an ability to obtain financing would affect your operations and your ability to implement your business plan.

19.   Please explain the purpose of your third risk factor relating to bank financing and why this presents a material risk of which investors should be aware. For example, clarify whether you have a need for additional financing and, if so, what sources you intend to utilize.

20.   In the second risk factor on page 15, please disclose that none of your employees is subject to an employment agreement.

21.   The risk factor on page 17, "We face and will face substantial competition in several different markets…," is unclear in light of your statement on page 13 that you are "not aware of any competitors who specialize in supplying non-PVC plastics in the United States." Please revise your risk factor to be more specific or delete it.

22.   Please revise the risk factor on page 17 that discusses your intended rapid growth to provide the basis for this belief. Considering you are just starting operations and have limited resources, this risk factors seems contrary to your disclosure elsewhere in this registration statement.

Item 2. Financial Information, page 21
Critical Accounting Policies, page 21

23.   Please note critical accounting policies should supplement, not duplicate or reference a reader to, the summary of significant accounting policies in the notes to the financial statements. Please revise this discussion and identify the most critical accounting estimates impacting these financial statements and discuss the material implications of uncertainties associated with the methods and assumptions underlying each identified accounting estimate. The disclosure should also provide insight into the quality and variability these estimates have on your operating performance by disclosing the effects that a two percent change in estimate would have on earnings, if the change was material. See Section V. of SEC Release No. 33-8350.

Results of Operations, page 21

24.   The transition of offering one product line to offering two distinctly different product lines is a significant economic change and you should include a comprehensive analysis of the material impacts both business activities had on revenue, profits and loss in the comparative periods. For example, please elaborate about the revenue and cost of revenues in the flooring and yoga mats business unit as well as the plastics product line business unit and then explain how the transition impacted your consolidated results of operations. You should include overall changes in dollar values and percentage terms as well as discuss changes within product mix for both business units in order to explain the significant underlying reasons for the year over year change in the business activities. See Item 303(a)(3) of Regulation S-K.

25.   In light of the fact that the company is operating in a new line of business, please revise this section as appropriate to disclose any known trends or uncertainties that are reasonably likely to have a material effect on the registrant's financial condition or results of operations. See SEC Release No. 34-6835 (May 18, 1989) available at http://www.sec.gov/rules/interp/33-6835.htm. For example, please disclose any trends in the bioplastics industry that have or are likely to occur that would affect the company such as trends with respect to pricing, suppliers and customers.

26.   Please quantify, in dollars and percentage terms, each of the reasons you cite as a material factor impacting the increase in operating expenses. For example you disclose the primary reason for the $329,000 year over year increase is due to hiring additional employees, but it is unclear how many of the 13 employees were recent 2007 hires or how much of the increase is attributable to new hires.

Liquidity and Capital Resources, page 22

27.   Your discussion should quantitatively identify how you expect to meet your short and long-term cash requirements and maintain operations. For example, discuss that 2008

expected cash outflows includes $493,906 in debt maturities, $47,448 in lease payments, a working capital deficiency of $803,000 and your average monthly operating cash outflow in 2007 is approximately $96,000. Then explain if your recent offering will satisfy these demands and if you will need additional financing to support operations, the probability financing will be available to you in the future and the potential dilutive effects of issuing additional shares. See Item 303(A)(2) of Regulation S-K.

28.   In consideration of 2008 debt maturities you should also discuss and analyze any reasonably likely material default in debt covenants including:

- the steps management is taking to avoid the default;

- the steps management intends to take to cure, obtain a waiver of or otherwise address the default;

- the impact or reasonably likely impact of the default (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; and

- alternate sources of funding to pay off resulting obligations or replace funding.

    See Section IV.B.2.C of SEC Release No. 33-8350.

29.   For additional MD&A guidance, please refer to Item 303 of Regulation S-K as well as the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located at http://www.sec.gov/rules/interp/33-8350.htm.

Item 3. Properties, page 23

30.   Please file the lease agreement between the company and Main and Second Street LLC as an exhibit to the Form 10.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 23

31.   Disclose, by footnote or otherwise, the natural person(s) who controls T Squared Investments LLC and RBC Capital Markets Corp. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997).

Item 5. Directors and Executive Officers, page 24

32.   Please revise the biographical information for each of the officers and directors to add the dates of each position held so that his or her principal occupation for the last five years is clear. See Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 25

33.   Please revise the Summary Compensation Table so that it conforms to the requirements
        of Item 402(n) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 27

34.   Please file any agreements evidencing the related party transactions, including the
        management services provided to Patridge & Company and the loan payable to Mr.
        Patridge, as exhibits to the Form 10, or tell us why you do not believe they are material.

35.   Quantify the amount of rent that has accrued but not been paid under the lease agreement
        to date.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Shareholder Matters, page 29

36.   You disclose that your trading symbol is "ECOL;" however, it appears that your trading
        symbol is actually "ECOI." Please advise or revise.

37.   We note you state that your common stock will "list" on the Pink Sheets. Please revise to
        state that your stock will "quote" on the Pink Sheets.

38.   Since there currently is no public trading market for your common stock in the United
        States, please include all of the disclosure required by Item 201(a)(2) of Regulation S-K,
        including the number of shares that could be sold under Rule 144.

Item 10. Recent Sales of Unregistered Securities, page 30

39.   In order to ease an investor's understanding of prior sales of stock, please disclose the per
        share price for each of the offerings disclosed.

Item 11. Description of Securities to be Registered, page 31

40.   On this page you disclose that 16,513,334 common shares are issued and outstanding as
        of March 31, 2008. Please tell us how this reconciles with the 16,932,598 shares
        disclosed to be beneficially owned on page 23. We note the amount on page 23 includes
        shares issuable upon conversion of preferred stock, stock options and notes, but the
        aggregate of issuable shares does not equal the difference between the above amounts.

Item 13. Financial Statements and Supplementary Data, page 33

41.   Please advise or revise your registration statement to include unaudited interim financial
        statements by Rule 8-08 Regulation S-X. See Item 13 in the Text of Form 10.

Balance Sheets, page F-2

42.   Please tell us why the related party receivables with Partridge & Company are classified
        as current. The disclosure in paragraph one of page 28 indicates these receivables are
        increasing without payment. See paragraph four in Chapter Three of ARB 43.

43.   Please revise and disclose the preferred stock is convertible.

Statements of Operations, page F-3

44.   Please reclassify stock option expense within line items that currently include cash
        compensation paid to the same employees. See SAB Topic 14.F.

45.   Please explain the underlying reasons for presenting sales commissions, freight income
        and sales adjustments as revenue rather than other income. See the definitions in Rules
        5-03(b)(1) and (7) of Regulation S-X.

Statements of Cash Flows, page F-5

46.   Please disclose the amount of interest paid in each year presented. See paragraph 27 of
        SFAS No. 95.

Notes to Financial Statements, page F-6

47.   We note there is no segment disclosure. Please tell us if you determined you have only
        one reportable segment. If so, please tell us the number of operating segments identified
        and the basis for aggregating them into reportable segments, as applicable. Specifically
        tell us how you determined business activities for wood flooring, yoga mats and
        environmentally friendly plastic products exhibit similar long-term economic
        characteristics and are also similar with respect to all of the aggregating criteria in
        paragraph 17 of SFAS No. 131. Alternatively, if you determine you have multiple
        reporting segments, please include the disclosures required by paragraphs 25 through 27
        of SFAS No. 131.

48.   Please also include the disclosures required by paragraph 37 of SFAS No. 131 and Item
        101(h)(i) of Regulation S-K, as applicable.

(1) Summary of Significant Accounting Policies, page F-6

49.   Please expand the present accounting policy disclosures for those principles that
        materially affect your financial position, results of operations and cash flows. See
        paragraph 12 of APB 22. For example, a review of your filing indicates these disclosures
        may be applicable;

- Product development costs;
- Capitalized software costs;
- Rights of product returns;
- Warranty costs; and
- Revenue from other sources (e.g. commissions and freight);

50.   Trade and related party receivables are material component of your balance sheet. Please advise or revise to include a policy note for trade receivables, credit losses and allowance for doubtful accounts as set forth in paragraphs .13.b and c. of SOP 01-6.

51.   Please further disclose, in tabular format or footnote, major receivable categories, the allowance for credit losses and doubtful accounts and amounts past due ninety days for each balance sheet presented. See paragraph .13.e. and g. of SOP 01-6. Please also disclose the amount of receivables serving as collateral or state they do not serve as collateral, as applicable. See paragraph .13.i. of the SOP.

(3) Property and Equipment, page F-12

52.   Please disclose whether any assets are pledged as security for loans and the accounting treatment for repairs and maintenance, betterments and renewals. Please also disclose the estimated lives of each major class of assets.

(5) Loans Payable and Accrued Interest, page F-13

53.   With respect to the automobile loans disclosed in Note 5, please advise us as to whether these loans are for cars used by executive officers of the company. If so, please disclose such loans, as appropriate, in the Summary Compensation Table.

54.   Please explain how you determined the convertible promissory notes did not represent a conditional obligation to issue a variable number of common shares, as discussed in paragraph 12 of SFAS No. 150, and require you to initially record the instrument at its fair value with subsequent changes in fair value recognized in earnings. Include in your consideration the monetary value of the obligation is a fixed monetary amount settleable with a variable number of shares as discussed in paragraph 12.a. of the Statement.

(6) Related Party Transactions, page F-15

55.   Please disclose whether the lease agreement is collaterized, if it contains fixed payment terms and if unpaid payments are interest bearing. If so, please include the pertinent details of these provisions or state the lease does not contain these provisions, as applicable.

(8) Convertible Preferred Stock, page F-16

56.   Please expand you note to disclose the pertinent rights and privileges of your convertible preferred stock. For example, please include but do not limit the discussion to include:

   - Dividend, liquidation, or call preferences;
   - Participation rights;
   - Conversion prices or rates and pertinent dates; and
   - The right to 10 votes per share in relation to common stock rights.

   Alternatively, please disclose when any of these rights is inapplicable or consistent with those of the common class. See paragraphs four and five of SFAS No. 129.

57.   We note the 765,615 preferred shares issued to William Partridge were immediately convertible into about 7.6 million common shares at a time the common shares were sold for approximately $0.15 per share. Please tell us your consideration of the preferred shares including a beneficial conversion option and your calculation of the intrinsic value for the conversion option at the commitment date, as applicable. Please include all applicable accounting pronouncements to support your conclusion.

(12) Guarantees, page F-20

58.   Please file the agreement evidencing the guarantee as an exhibit to the Form 10.

(13) Subsequent events, page F-21

59.   Please tell us how you accounted for the conversion of promissory notes into common shares in the first quarter ended March 31, 2008. Please include the applicable accounting pronouncements to support your conclusion.

****

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ekong I. Udoekwere, Esq.
         TroyGould